Corporate Headquarters
40W267 Keslinger Road
PO Box 393
LaFox, IL 60147-0393
USA
Phone: (630) 208-2200
Fax: (630) 208-2550

November 24, 2010

BY EDGAR AND FEDERAL EXPRESS

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC   20549

Re:        Richardson Electronics, Ltd.

Form 10-K for the Fiscal Year Ended May 29, 2010

Filed July 22, 2010

File No. 0-12906

Dear Mr. Newberry:

On behalf of Richardson Electronics, Ltd. (the “Company”, “we”, “our”), we enclose for your review our responses to comments 1 through 7 contained in the Staff’s letter dated November 16, 2010 (the “Letter”), relating to the Company’s Form 10-K for the Fiscal Year ended May 29, 2010, and the Company’s Form 10-Q for the three months ended August 28, 2010.  For convenience of reference, the text of the comments in the Staff’s letter have been reproduced.

Form 10-K for the Fiscal Year Ended May 29, 2010

Notes to Consolidated Financial Statements, page 32

Note 3 — Significant Accounting Policies, page 32

1.     We note your disclosure of litigation in Note 12.  Revise future filings to disclose your accounting policy for recording and disclosing probable and reasonably possible loss contingencies.

www.rell.com

Mr. Gary Newberry

November 24, 2010

Response:

In the normal course of business, the Company is involved in legal proceedings. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency includes estimates of potential damages and other directly related costs expected to be incurred.  If we determine there is at least a reasonable possibility that a loss or an additional loss may have been incurred, we will include disclosure of the contingency.

We will revise our future filings, starting with our Form 10-Q for the quarter ending November 27, 2010, to include disclosure of our accounting policy for recording and disclosing probable and reasonably possible loss contingencies.

Inventories, page 33

2.     We note your charges to expense for inventory write-downs.  We further note your related risk factors and management discussion.  If material, disclose in future filings the risks and uncertainties from any reasonably possible inventory write-downs expected in the next 12 months from your inventory held at year-end.  Refer to paragraph 275-10-50-8 of the FASB Accounting Standards Codification and the related example at paragraphs 330-10-55-8 through 330-10-55-13 of the FASB Accounting Standards Codification.

Response:

We evaluated paragraph 275-10-50-8 of the FASB Accounting Standards Codification (“ASC”) and determined there were no material write-downs expected in the next 12 months from our inventory held at year-end.  We will continue to monitor the circumstances that exist at the date of our financial statements each reporting period and will modify our annual disclosure of the risks and uncertainties regarding our estimates related to inventory where it is at least reasonably possible those circumstances will change in the near term and have a material effect on the financial statements.

Revenue Recognition, page 36

3.     We note your disclosures here regarding multiple element arrangements.  Please revise future filings to describe the nature of your multiple element arrangements, including a description of each unit of accounting in the arrangements.  Expand your policy disclosure to explain why basing the revenue recognition on the predominant item in the transaction is appropriate and consistent with the guidance in paragraph 605-25-25-2(c) of the FASB Accounting Standards Codification.

Response:

In a very limited number of cases, we provide our customers with a product and certain non-product related services such as testing, calibration, non-recurring engineering, tooling, and installation services.  We have concluded that the service revenue should not be considered a unit

Mr. Gary Newberry

November 24, 2010

of accounting separate from the product sale based on the criteria in paragraph 605-25-25-5 of the ASC because we determined there is no objective and reliable evidence of the fair value of the undelivered items.

There is a rebuttable presumption that the revenue recognition model applicable to the final deliverable included in the arrangement is the model that should be followed when recognizing revenue for the combined unit of accounting. The presumption that revenue should be recognized when revenue can be recognized for the final deliverable may be overcome based on the facts and circumstances of the arrangement. We concluded it would be inappropriate to apply a revenue recognition model based on anything other than the delivery of the product because it is the predominant deliverable and clearly comprises the overwhelming majority of the value of the overall combined unit of accounting as the services represented only 0.52% of consolidated revenue for fiscal year 2010.  Accordingly, we recognize revenue for the combined unit of accounting based on our revenue recognition policy applicable to the delivery of our product.

We will revise our future filings, starting with our Form 10-Q for the quarter ending November 27, 2010, to describe the nature of our multiple element arrangements and clarify our evaluation of, and conclusion on, the separate unit of accounting criteria.  In addition, we will expand our disclosure to explain why basing the revenue recognition on the predominant item in the transaction is appropriate and consistent with the guidance in paragraph 605-25-25 of the ASC.

Note 11 — Segment and Geographic Information, page 51

4.     Disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, if material.  Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Response:

We will continue to monitor the materiality of revenues from external customers attributed to the individual foreign countries from which we derive revenues.  We will report the relevant geographic information in future filings, if material, in accordance with paragraph 280-10-50-41 of the ASC.

Note 12 — Litigation, page 53

5.     Please explain to us how your disclosures here comply with paragraph 450-20-50-3 of the FASB Accounting Standards Codification.  Alternatively, revise future filings as appropriate to comply.

Response:

We have evaluated paragraph 450-20-50-3 of the ASC and determined our disclosure of potential loss contingencies was adequate.  Based on information available at the time the financial statements were issued, we determined disclosure of contingencies related to any of our pending judicial proceedings was not necessary because there was less than a reasonable possibility that a material loss may have been incurred.

Mr. Gary Newberry

November 24, 2010

Evaluation of Disclosure Controls and Procedures, page 57

6.     You have disclosed that disclosure controls and procedures are intended to provide reasonable assurance of meeting their objectives.  In future filings, please revise your conclusion to say, if true, that such controls are effective at the reasonable assurance level.  Refer to Section II.F of Financial Release 33-8238 on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

Our disclosure controls and procedures are effective at the reasonable assurance level and we will revise our conclusion in future filings.

Form 10-Q for the Quarter Ended August 28, 2010

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 6 — Income Taxes, page 8

7.   We note your disclosure of the effective rate for the period included the use of net operation losses that had a valuation allowance.  Please clarify for us how your estimated effective tax rate for the year used for purposes of your interim period income tax provision considers the guidance of paragraph 740-270-30-11 of the FASB Accounting Standards Codification.

Response:

The benefit expected to be realized in fiscal 2011 is entirely related to current year income and is included in the annual effective rate for purposes of determining our interim period income tax provision.  There were no changes in judgment in the quarter regarding the beginning-of-year valuation allowance which would require a benefit to be excluded from the annual effective tax rate and allocated to the interim period in accordance with paragraph 740-270-30-11 of the ASC.

We will revise our future filings, beginning with the quarter ended November 27, 2010, to clarify how our method for calculating the estimated annual effective tax rate used for interim reporting periods considers the guidance provided in paragraph 740-270-30-11 of the ASC.

***

In connection with this submission, we hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of this disclosure in this filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gary Newberry

November 24, 2010

We believe the responses above fully address the comments in the Letter.  Please call me at (630) 208-2208 if you have questions regarding the above responses or the proposed disclosure that we intend to include in our future filings. We thank you for your prompt attention to this letter and look forward to hearing from you at your convenience.

Sincerely,

/s/ Kathleen Dvorak
Kathleen Dvorak
Executive Vice President,
Chief Financial Officer and
Chief Strategy Officer

Date:	November 24, 2010

cc:	Edward J. Richardson
Kyle Badger
John Peterson
James M. Dudek, Jr.